UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Precision Castparts Corp.
(Exact name of registrant as specified in its charter)

Oregon	1-10348	93-0460598
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

4650 SW Macadam Ave., Suite 400 Portland, OR		97239-4262
(Address of principal executive offices)		(Zip Code)
Ruth A. Beyer, telephone: (503) 946-4800
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Certain products manufactured by Precision Castparts Corp. and its consolidated subsidiaries (the “Company”) in 2013 contain tungsten, tantalum, tin or gold.

Based on a reasonable country of origin inquiry, the Company is currently unable to determine whether certain of its products contain tungsten, tantalum, tin or gold that originated in the Democratic Republic of the Congo or an adjoining country. Therefore, the products are DRC conflict undeterminable.

Item 1.02 Exhibit
A Conflict Minerals Report describing the Company’s efforts to determine country of origin is filed as Exhibit 1.02 to this Form SD and is publicly available at www.precastcorp.com.

Section 2 – Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report:
Exhibit 1.02 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

PRECISION CASTPARTS CORP. (Registrant)

By:	/s/ Shawn R. Hagel Date: May 30, 2014

Name:	Shawn R. Hagel
Title:	Executive Vice President and Chief Financial Officer